U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

     For Period Ended:             September 30, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _____________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________

______________________________________________________________________________


Part I -- Registration Information

     Full Name of Registrant:       Bucyrus International, Inc.

     Former Name if Applicable:  __________________________________________

     Address of Principal Executive Office:    1100 Milwaukee Avenue

     City, State and Zip Code:      South Milwaukee, Wisconsin  53172

____________________________________________________________________________


Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

____________________________________________________________________________

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.


     The Registrant consummated an acquisition of another business on August 26, 1997 (the Surface Mining and Equipment Business of Global Industrial Technologies, Inc. -- see Form 8-K filed on September 2, 1997), and was merged with another company on September 26, 1997 (a subsidiary of American Industrial Partners -- see Form 8-K filed on October 10, 1997). Both of these transactions were consummated late in the quarter under report, and both required significant purchase accounting adjustments for both the Registrant and certain of its subsidiaries on an unconsolidated basis. As a consequence of these two transactions, the Registrant, despite devoting a substantial effort on the part of its internal accounting staff and outside accountants, has nevertheless been unable to timely complete the necessary financial statements without unreasonable effort or expense.

____________________________________________________________________________


Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

          Craig R. Mackus                           (414) 768-4267
              (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).

                                             [X]  Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  Yes     [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          Significant changes in the results of operations will occur as a consequence of two non-recurring items: (1) $6,690,000 of expense incurred to cash out options to purchase the Registrant's common stock and outstanding stock appreciation rights in connection with the acquisition of the Registrant by American Industrial Partners, and
     (2) $3,361,000 of loan fees incurred in connection with financing incurred to acquire the Surface Mining and Equipment Business of Global Industrial Technologies, Inc.




                          Bucyrus International, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:       November 14, 1997           By:  /s/ C. R. Mackus
                                             C. R. Mackus
                                             Secretary and Controller